                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.  7   ) 1
                                          ------



                            POTOMAC BANCSHARES, INC.
                            ------------------------
                                 NAME OF ISSUER


                                     COMMON
                                     ------
                          Title of Class of Securities

                                    737643106
                                    ---------
                                  CUSIP Number



Check the following box if a fee is being paid with this statement [   ]. (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has no amendment subsequent thereto reporting beneficial owner ship of five percent or less of such class.) (See rule 13d-7).




___________________________________
1- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.  737643106                13G      Page  1   of   4   Pages
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      NAMES OF REPORTING PERSONS        Bank of Charles Town
                                        Trust & Financial Services Dept.
 1    S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON               55-0118850
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
       Shares held by Bank's Trust Department                   (b) [X]

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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        West Virginia Corporation

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                     5    SOLE VOTING POWER

     NUMBER OF                                          1,440
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                            0.00
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                                           1,440
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                                                         0.00
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         -0-
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                                                    [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                           0%
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12    TYPE OF REPORTING PERSON*

                                                           BK
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)-NAME OF THE BANK ISSUER:

          POTOMAC BANCSHARES, INC. (a one-bank holding company)
          by: BANK OF CHARLES TOWN

ITEM 1(b)-ADDRESS OF BANK'S PRINCIPAL EXECUTIVE OFFICES:

          111 East Washington Street
          P. O. Box 906
          Charles Town, WV  25414

ITEM 2(a)-NAME OF PERSON FILING:

          BANK OF CHARLES TOWN
          Trust and Financial Services Division

ITEM 2(b)-ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          111 East Washington Street
          P. O. Drawer 40
          Charles Town, WV  25414

ITEM 2(c)-CITIZENSHIP:  Not applicable

ITEM 2(d)-TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)-CUSIP NUMBER:  737643106

ITEM 3-STATEMENT FILED UNDER SECTION 13d-1(b):

       Trust and Financial Services Division, Bank of Charles
                                              ---------------
       Town, is a bank as defined in section 3(a)(6) of the Act.
       ----

       Bank of Charles Town is a wholly owned subsidiary of POTOMAC
       --------------------
       BANCSHARES, INC., a one-bank holding company.

ITEM 4-OWNERSHIP:

  (a) No (-0-) shares of POTOMAC BANCSHARES are beneficially owned as of
                                                ------------------
      December 31, 2001.

  (b) Percent of class:  -0- of 600,000 total = 0.00%

  (c)(i)   Trust department holds Sole power
           to vote or to direct the vote of            1,440 shares

    (ii)   Trust department holds Shared power
           to vote or to direct the vote of             0.00 shares

   (iii)   Trust department holds Sole power to
           dispose or to direct the disposition of     1,440 shares

    (iv)   Trust department holds Shared power to
           dispose or to direct the disposition of      0.00 shares

    The Trust Department holds 27,910 shares in accounts in which all power to vote and direct disposition is retained by grantor or beneficiaries; with no power to vote, and no power to direct disposition, vested in the bank as fiduciary. The shares are held in fiduciary and agency accounts by the Trust and Financial Services Division (the Trust Department) for the benefit of grantors and beneficiaries of the accounts owning POTOMAC BANCSHARES stock. No Trust department client, beneficiary, or grantor holds a preferred-right to purchase POTOMAC BANCSHARES stock: The opportunity to purchase accrues and devolves to all present shareholders and non-shareholders equally. Any future receipts of

POTOMAC BANCSHARES stock for accounts in the BANK OF CHARLES TOWN, Trust and Financial Services Division will be the result of:
   1) shares received upon qualification as executor or administrator of a deceased shareholder's estate, or
   2) delivery in kind, or specific and expressed direction to purchase, by the client or grantor.
It is the express policy of the Trust and Department not to encourage, recommend, or suggest the purchase of POTOMAC BANCSHARES stock for trust or agency accounts.

ITEM 5-OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

       Not applicable

ITEM 6-OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
       PERSON:  (AS OF DECEMBER 31, 2001

The Trust and Financial Services Division holds a total of 29,350 shares of POTOMAC BANCSHARES stock. For 27,910 shares, or 4.65% of the class, the right to receive or the power to direct the receipt of dividends from these securities, and the right to receive or the power to direct the receipt of proceeds from the sale of these securities, is vested in the grantors and beneficiaries with no such authority vested in the trust division. For 1,440 shares, or .24% (.0024) of the class, the Trust and Financial Services Division holds sole authority to vote and direct disposition through its fiduciary capacity. For 0.00 shares, or
 .00% (.0000) of the class, the Trust and Financial Services Division holds shared authority to vote and direct disposition through its fiduciary capacity.

No one individual client has such an interest that relates to more than 5% of the class.

ITEM 7-IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
       HOLDING COMPANY:

       Not applicable

ITEM 8-IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       Not applicable

ITEM 9-NOTICE OF DISSOLUTION OF GROUP:

       Not applicable

ITEM 10-CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

         /s/ RFB                                                    2/5/02
------------------------------------------------                    ------------
Robert F. Baronner, President                                       DATE

         /s/ RLH                                                    2/5/02
------------------------------------------------------              ------------
Robert L. Hersey, Vice President and Trust Officer                  DATE

                          Holders AS OF A Specific Date
                      * * * POTOMAC BANCSHARES, INC. * * *
                                 AS OF 12/31/01

Ticker Symbol : PTBS
 Cusip Number : 737643106

Account #   Account Name                                 Shares
================================================================================


12-00112   *MARY BOGARDUS PORTERFIELD COMMITTEE          1,440.
20-01929    CAROLYN B. MARSHALL TRUST                    2,880.
20-02130    JAMES A. GRANTHAM TRUST                        100.
22-02189    EDWARD L. MCDONALD, JR. , FAMILY TRUST         234.
25-00270    ZION CHURCH G/F TRUST                          320.
25-01820    OLD CHARLES TOWN LIBRARY TRUST               2,000.
30-01206    P. GERALD & JEAN F. DORSEY                     184.
30-01500    BARBARA A. WHITE AGENCY.                        48.
30-01911    E. CHARLES STOCKMAR AGENCY                   2,090.
31-02086    JUNE E. HUYETT AGENCY                        8,600.
31-02154    GEORGE M. WILLIAMS AGENCY                       80.
31-02302    STANLEY & SUSAN SOWERS                         100.
31-02203    FRANK H. FISCHER                               300.
32-02134    CHARLES E BECKER AGENCY                        223.
32-02208    ANN C. PORTERFIELD TRUSTEE,AGENCY            8,096.
32-02293    STEVE AND NANCY SMITH                           34.
40-02301    RONERT F. BARONNER, IRA                        270.
41-02153    ROBERT L. HERSEY IRA                           405.
44-02149    NICHOLS & SKINNER, L.C. P/S                  1,946.
                                                         ------

                                    TOTAL SHARES HELD   29,350.
                                                        =======



TOTAL PTBS SHARES OUTSTANDING:    600,000

                                                   SHARES HELD     PER CENT OF CLASS
                                                   -----------     -----------------
*FULL VOTING AND DISPOSITION AUTHORITY
 HELD BY BANK AS FIDUCIARY: SHARES NOT
 VOTED BY BANK                                       1,440           .24% or .0024

**VOTING AND DISPOSITION AUTHORITY SHARED
  WITH CO-FIDUCIARY:  SHARES NOT VOTED BY
  BANK                                                0.00           .00% or .0000

 VOTING AND DISPOSITION AUTHORITY HELD
 BY OWNER/GRANTOR                                   27,910          4.65% or .0465
                                                 ---------         ----------------

                          TOTAL SHARES              29,350          4.89% or .0489
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